

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via E-mail</u>
Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

> **Re: Silicon South, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed July 1, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 17, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 6, 2010**
> **File Nos. 000-51906**

Dear Mr. Hauff:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ David Link for

     John Reynolds
     Assistant Director